UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Renovaro Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 235-1810

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by William Anderson Wittekind (“Wittekind”); (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont (the “Vermont District Court”) dated October 27 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs’ claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).

3 Based upon (a) 143,668,372 shares of common stock outstanding as of February 14, 2024 as disclosed in the issuer’s Form 10-Q filed with the Commission on such date plus (b) 471,699 shares of common stock issued to RS Group Aps as reported in a Form 4 filed on February 22, 2024 plus (c) 471,699 shares of common stock believed to have been issued to the former shareholders of GEDi Cube Intl Ltd. (“GEDi Cube”) as Earnout Stock pursuant to the Stock Purchase Agreement dated September 29, 2023 by and among the issuer, GEDi Cube, the GEDi Cube shareholders as sellers thereunder and Yalla Yalla Ltd. as sellers’ representative.

EXPLANATORY NOTE

This Amendment No. 15 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Renovaro Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Renovaro Biosciences, Inc., a Delaware corporation then known as Enochian Biopharma Inc. (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 thereto. Wittekind is the sole reporting person under this Amendment No. 15 to Schedule 13D (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 14 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 thereto.

Item 4.	Purpose of Transaction

The information in Item 6 of this Amendment No. 15 is hereby incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

(a)-(b)    The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 13, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Rule 11 Opposition

On April 4, 2024 legal counsel for Weird Science and Wittekind filed an Opposition to Motion for Sanctions (the “Rule 11 Opposition”) with the United States District Court for the Central District of California–Western Division (the “California District Court for the Central District”). The Rule 11 Opposition is attached to this Amendment No. 15 as Exhibit 17 and the Declaration of Legal Counsel for Weird Science in Support of the Rule 11 Opposition is attached to this Amendment No. 15 as Exhibit 18.

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Rule 11 Motion

The Rule 11 Opposition opposes the Motion for Sanctions (the “Rule 11 Motion”) filed by legal counsel for Rene Sindlev, Mark Dybul, Gregg Alton, Carol Brosgart, Henrik Gronfeldt-Sorensen, James Sapirstein and Jayne McNicol (together, the “Board Defendants”) in connection with the Verified Stockholder Derivative Complaint and the Ex Parte Application for a Temporary Restraining Order filed by Weird Science and Wittekind with the California District Court for the Central District on January 23, 2024. The Rule 11 Motion is attached to this Amendment No. 15 as Exhibit 19, the Declaration of Mark Dybul in Support of the Rule 11 Motion is attached to this Amendment No. 15 as Exhibit 20, and the Declaration of Legal Counsel for the Board Defendants in Support of the Rule 11 Motion is attached to this Amendment No. 15 as Exhibit 21.

Stockholder Derivative Complaint

A hearing for the Rule 11 Motion has been scheduled for April 25, 2024. Once the Rule 11 Motion is adjudicated, Weird Science and Wittekind intend to evaluate the claims related to the Stockholder Derivative Complaint and proceed accordingly.

Termination of Weird Science License Agreement

As reported in the Issuer’s Form 8-K filed on March 7, 2024, Wittekind, on behalf of Weird Science in his capacity as sole manager, delivered a notice of termination of the License Agreement between Weird Science and Enochian Biopharma Inc. (now known as Renovaro Biosciences Inc.) dated February 16, 2018 (the “Weird Science License Agreement”) on March 1, 2024.

The Issuer’s Form 8-K stated that the filing of such Form 8-K did not constitute an acknowledgement by the Issuer that the Weird Science License Agreement had been terminated and that the Issuer was considering all of its options under the agreement.

Neither Wittekind nor Weird Science has received any response from the Issuer or its representatives related to the above referenced termination notice. Since more than 30 days have elapsed since the delivery of the termination notice, Wittekind and Weird Science believe the Weird Science License Agreement has been terminated in accordance with its terms.

Motions to Dismiss the Investor Rights Complaint

On March 11, 2024, each of the defendants in the First Amended Registration Rights Complaint filed a motion to dismiss with the Delaware Court of Chancery.

Weird Science and Wittekind (in his individual capacity and as sole trustee of the Trusts) intend to file briefs in opposition to such motions to dismiss.

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Resales of Common Stock

To the extent any shares of Common Stock owned by Weird Science, Wittekind or the Trusts are included in a registration statement that is filed by the Issuer and declared effective by the SEC (including, without limitation, the Form S-1 that the Issuer agreed to file to register resales by Lincoln Park Capital Fund LLC pursuant to the Registration Rights Agreement between the Issuer and Lincoln Park dated June 20, 2023), Weird Science, Wittekind and the Trusts (as applicable) intend to resell shares under such registration statement(s) in accordance with the Investor Rights Agreement.

In addition, Wittekind intends to, and Wittekind may cause Weird Science and the Trusts to, resell shares of Common Stock from time to time in accordance with Rule 144 under the 1933 Act.

Item 7.	Material to be Filed as Exhibits

Exhibit 17	Corrected Plaintiffs’ Opposition to Board Defendants’ Motion for Sanctions against Plaintiffs and Plaintiffs’ Counsel filed with the United States District Court for the Central District of California–Western Division, on April 4, 2024.

Exhibit 18	Corrected Declaration of Megan A. Maitia in Support of Opposition of Board Defendants’ Motion for Sanctions against Plaintiffs and Plaintiffs’ Counsel filed with the United States District Court for the Central District of California–Western Division, on April 4, 2024.*

Exhibit 19	Board Defendants’ Notice of Motion and Motion for Sanctions Against Plaintiffs and Plaintiffs’ Counsel filed with the United States District Court for the Central District of California–Western Division, on March 7, 2024.

Exhibit 20	Declaration of Dr. Mark Dybul in Support of Motion for Sanctions filed with the United States District Court for the Central District of California–Western Division, on March 7, 2024.*

Exhibit 21	Declaration of Michael J. Quinn in Support of Motion for Sanctions filed with the United States District Court for the Central District of California–Western Division, on March 7, 2024.*

* The exhibit attachments to these Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K (17 CFR §229.601(a)(5)) but will be furnished supplementally to the SEC upon request.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 is true, complete and correct.

Date: April 8, 2024

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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